September 28, 2006

VIA EDGAR AND FAX

Ms. Cecilia D. Blye

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Global Security Risk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Activision, Inc. (File No. 001-15839; File No. 000-12699)
Form 10-K: For the Fiscal Year Ended March 31, 2006
Filed June 9, 2006

Dear Ms. Blye:

This letter is submitted on behalf of Activision, Inc. (“Activision” or the “Company”) in response to the comments of the staff of the Office of Global Security Risk of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter to Michael Griffith, dated September 18, 2006.

For reference purposes, portions of the text of your letter dated September 18, 2006 have been reproduced herein with the Company’s response below each numbered comment.  All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filing noted above.

STAFF COMMENT

1.                                       Exhibit 10.60 to your 10-K is a September 27, 2005, agreement between Sony Computer Entertainment Europe Limited and Activision UK Limited licensing core components of a computer entertainment system.  Schedule 1 to Exhibit 10.60 states that the territory covered by the agreement includes Iran and Syria.  In light of the fact that Iran and Syria have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls, please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, whether through subsidiaries, licensees or other direct or indirect arrangements.  Discuss the materiality to you of any contacts with Iran and Syria, individually and in the aggregate, and advise us of your view as to whether those contacts, if any, constitute a material investment risk for your security holders.

MANAGEMENT RESPONSE

While both Iran and Syria are among the 70 countries in which Activision UK Limited may market, distribute and sell certain software games created for use on Sony’s PlayStation Portable computer entertainment system, the Company has not, does not, and does not anticipate exercising this right.  Further, the Company does not have, has not had, and does not anticipate having any other business contacts with either Iran or Syria, whether through subsidiaries, licensees or other direct or indirect arrangements.

STAFF COMMENT

2.                                       Exhibit 21.1 to the 10-K lists among your principal subsidiaries Activision Korea, Ltd., which is incorporated in “Korea.”  Please clarify for us whether this subsidiary is incorporated in North Korea or South Korea.  If the subsidiary is incorporated in North Korea, a country identified by the U.S. as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls, please provide the same type of information regarding your contacts with North Korea as is requested by comment 1 with respect to your contacts with Iran and Syria.

MANAGEMENT RESPONSE

Activision Korea, Ltd. was incorporated in South Korea (i.e., the Republic of Korea).  The Company does not have, has not had, and does not anticipate having business contacts with North Korea (i.e., the Democratic People’s Republic of Korea), whether through subsidiaries, licensees or other direct or indirect arrangements.  Any references to the jurisdiction of incorporation of Activision Korea, Ltd. in future filings the Company makes with the Commission will specify South Korea.

STAFF COMMENT

3.                                         In your response, please address materiality in quantitative terms, including the dollar amount of any associated revenues, assets or liabilities.  Please also address materiality in terms or qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

MANAGEMENT RESPONSE

As noted above, the Company does not have, has not had, and does not anticipate having any business contacts with Iran, Syria or North Korea, whether or not material.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking any action with respect to its filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 496-5238  or George Rose, Esq., our Sr. Vice President and General Counsel, at (310) 255-2603.

Sincerely,

Thomas Tippl

cc:	Michael Griffith
Robert A. Kotick
Brian G. Kelly
George Rose, Esq.
Jack Guggenheim
Barbara Jacobs
Brad Skinner
Rob Helmholz (PricewaterhouseCoopers LLP)
Kenneth L. Henderson, Esq. (Bryan Cave LLP)